Exhibit 99.1

7 May 2024

Nexxen International Ltd.

("Nexxen" or the "Company")

Launch of New $50 Million Ordinary Share Repurchase Program

The Ordinary Share repurchase program will be financed through existing cash resources and will begin on 7 May 2024

Nexxen International Ltd. (AIM/NASDAQ: NEXN) ("Nexxen" or the "Company"), a global, unified advertising technology platform with deep expertise in video and Connected TV ("CTV"), announces that, further to the announcement on 15 March 2024 and following the expiration of the creditor objection period which resulted in no objections and the amendment to the Credit Agreement, as previously announced on 10 April 2024, the Company (directly and through its subsidiaries) will begin a new repurchase program today for a further $50 million of its Ordinary Shares from time to time.

The Company’s Board of Directors also indicates that, should the Company’s Ordinary Shares continue to trade at prices the Company believes reflect discounted valuation levels, and if the Company remains cash generative in the future, it will consider launching additional future share repurchase programs following the completion of the newly launched $50 million Ordinary Share repurchase program. The Company’s Board of Directors believes repurchasing the Company’s shares at what it believes reflects discounted valuation levels represents a strong investment opportunity that can generate long-term value for its shareholders.

About the Ordinary Share Repurchase Program

•	The Ordinary Shares will be repurchased on the AIM Market and the repurchase program will be financed through existing cash reserves.

•	The repurchase program will begin on 7 May 2024 and will continue until the earlier of 1 November 2024, or until it has been completed.

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The repurchase program will be independently managed by Cavendish Capital Markets Limited, the Company's AIM broker, which will make trading decisions independently and without the influence of the Company, pursuant to the engagement entered into and announced on 15 March 2024.

•	The maximum price paid per Ordinary Share is to be no more than 105% of the average middle market closing price of an Ordinary Share on AIM for the five business days preceding the date of purchase.

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Share repurchases will be made in accordance with applicable securities laws and regulations, and any Ordinary Shares acquired as a result of the repurchase program will be announced to the market without delay.

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Any Ordinary Shares acquired by the Company as a result of the repurchase program will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury.

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Any Ordinary Shares acquired by a subsidiary of the Company as a result of the repurchase program will not be reclassified as dormant shares under the Israeli Companies Law, but such Company subsidiary will not have any voting rights with respect to the acquired Ordinary Shares.

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The share repurchase program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company's discretion (if not in a close period), subject to applicable law.

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Due to the limited liquidity in the issued Ordinary Shares, any repurchase of Ordinary Shares on any trading day may represent a significant proportion of the daily trading volume in the Ordinary Shares on AIM and may exceed 25% of the average daily trading volume, being the limit laid down in Article 5(1) of Regulation (EU) No 596/2014 and, accordingly, the Company will not benefit from the exemption contained in this Article.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization - available individually or in combination - all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit www.nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as "anticipates," "believes," "expects," "intends," "may," "can," "will," "estimates," and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the Company's Ordinary share repurchase programs, and potential future share repurchase programs, and any benefits thereof. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, and how those conditions may adversely impact Nexxen's business, customers, and the markets in which Nexxen competes. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company's most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word "partner" or "partnership" in this press release does not mean a legal partner or legal partnership.